September 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Julia Griffith

Re:Bridgewater Bancshares, Inc.

Request for Acceleration of Effectiveness of Form S-4

SEC File No. 333-259456 (“Registration Statement”)

Dear Ms. Griffith:

On behalf of Bridgewater Bancshares, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time) on Friday, September 24, 2021, or as soon as practicable thereafter.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

Bridgewater Bancshares, Inc.

/s/ Jerry Baack
Jerry Baack
Chairman, Chief Executive Officer and President